Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Framework Agreement for Strategic Partnership with China Unicom Shenzhen Branch

Hong Kong, November 19, 2020 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, announced today that Shenzhen uCloudlink Network Technology Co., Ltd. (“Shenzhen UCLOUDLINK”) recently signed a framework agreement (the “Agreement”) to establish a long-term strategic partnership with the Shenzhen Branch of China United Network Communications Group Co., Ltd. (“Shenzhen Unicom”).  Both parties will focus on jointly improving network quality to achieve better user experience and services in various areas and will collaborate with each other in joint marketing and promotional activities.

“The establishment of strategic partnership with Shenzhen Unicom is important development of our local business in China. We will pursue comprehensive and in-depth cooperation in the areas of mobile broadband, add-on value services, product provision and resource sharing, which signifies an important milestone in our journey to enable network connection with superior quality and optimize user experience. We will jointly promote cooperation with more business partners in the telecommunication services industry.” said Chaohui Chen, Director and CEO of UCLOUDLINK. “Leveraging Shenzhen Unicom’s large scale of subscribers, this alliance helps us reach a broad user base quickly and efficiently. Through our PaaS and SaaS platform, we can help our partners improve their services and elevate their user experience faster and better, which also contributes to the prospects for strong growth momentum of our business in China. The alliance will facilitate us to establish the leading technological position of our PaaS and SaaS platform in the early stage of 5G.  We have alliances and cooperation with major mobile network operators (MNOs) and mobile virtual network operators (MVNOs) in China and Japan. Looking ahead, we will continue to form alliances with MNOs, MVNOs and business partners globally with the driving goal to further strengthen our PaaS and SaaS ecosystem and provide superior network quality and connection for global carriers and users, which accelerates the 5G Cloud era.”

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

For more information, please visit: http://ir.ucloudlink.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

UCLOUDLINK GROUP INC.

Bob Shen

Tel: +852-2180-6111

E-mail: ir@ucloudlink.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: UCL@tpg-ir.com

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